July 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:	Division of Corporation Finance,

Re:	Cinjet , Inc.
Current Report on Form 8-K, filed June 26, 2015
File No. 000-53635

Dear Ladies and Gentlemen:

At the request of Cinjet, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated July 23, 2015 from Terry French on behalf of Larry Spirgel, Assistant Director to the Commission to Alan Lien, Chief Executive Officer of the Company, relating to the Information Statement on Form 8-K filed with the Commission June 23, 2015 (the “8-K”). We have filed simultaneously Amendment No. 1 to the 8-K and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the 8-K.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. When a reverse merger occurs, a change in accountants is presumed to have occurred since the auditor of the operating company usually audits the post-merger financial statements. Tell us if Morison Cogen, LLP will continue as your auditors as reported in your Form 8-K filed May 13, 2015. If not, please file an Item 4.01 Form 8-K within four days of the date of this letter to report the change in auditors and provide all the information required by Item 304 of Regulation S-K.

Response

An Item 4.01 Form 8-K was filed on July 27, 2015.

Cover Page

2. Please revise the cover page of your Form 8-K to reflect the correct file number for CinJet, 000-53635.

Response

The cover page of the Form 8-K has been revised to show the correct file number.

Item 1.01 – Entry Into a Material Definitive Agreement

3. Please advise us which exemption(s) from registration the company relied upon for the issuance of 4,364,500 shares of the company’s stock to shareholders of STI, and provide us with the legal analysis whereby you determined the exemption claimed is available.

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Response

All of the shareholders of Solis Tek Inc. were “Accredited Investors”, as that term is defined in Rule 501(a) of Regulation D. Regulation D provides an exemption to issuers of the registration requirements of the Securities Act. There was no general solicitation or general advertising of the transaction pursuant to which the Company’s common shares were exchanged for shares of Solis Tek Inc. The Company believes that the 4.364.500 shares were issued pursuant to the exemption provided by Rule 506 of Regulation D.

4. You state in the third paragraph that upon the closing of the merger you cancelled over 10 million shares held by pre-closing stockholders for no consideration. Please revise to the clarify the legal basis for this action. We also note the disclosure that STI paid $22,500 to four Cinjet shareholders for the cancellation of the same number of shares. If these actions refer to cancellation of the same shares, please revise to clarify.

Response

The disclosure has been revised in accordance with the Staff’s comment.

Item 2.01 Completion of Acquisition or Disposition of Assets

Description of Business, page 3

5. You state on page 4 that historically “the great majority of end users” of the type of lighting equipment you produce has been growers of cannabis. Please revise to clarify the extent to which this is the case. Clarify whether, for example, all or substantially all of your customers belong to this industry, or whether you have any customers outside the cannabis-growing industry. To the extent that you are focused on the needs of the cannabis-growing industry, disclose whether you expect this to be the case in the future indefinitely, or whether you expect to expand into other products that would appeal to other types of hydroponic horticulturists.

Response

The disclosure has been revised in accordance with the Staff’s comment.

6. At the bottom of page 4 you state that you were given the exclusive right to distribute a certain fertilizer product in the U.S. and Australia. Please revise to clarify the current status of this part of your business.

Response

The disclosure has been revised in accordance with the Staff’s comment.

License Agreement, page 5

7. Please revise to clarify the business purpose of your license agreement with G.A.S. Technologies, Inc. and what types of products and systems they have developed or plan to develop. You may wish to combine the disclosure on page 9 with that on page 5.

Response

The disclosure has been revised in accordance with the Staff’s comment.

Our Industry, page 5

8. Please revise your discussion to address more specifically the cannabis industry.

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Response

The disclosure has been revised in accordance with the Staff’s comment.

Risk Factors

Our business is dependent on laws . . . , page 10

9. Please revise to clarify the extent to which you are dependent on a single industry, the cannabis industry, with quantification.

Response

The disclosure has been revised in accordance with the Staff’s comment.

We may need to raise additional capital . . . , page 16

10. Please revise to quantify your need for additional capital and when you expect to attempt to acquire it.

Response

After consideration, the Company has determined to remove this Risk Factor.

Liquidity and Capital Resources, page 21

11. Please expand your disclosure to discuss your estimated cash requirements over the next 12 months and your proposed sources of funds to meet those requirements.

Response

The disclosure has been revised in accordance with the Staff’s comment.

Consolidated Statements of Operations

12. We note that you reported a gross profit margin of 25% for both fiscal 2014 and 2013 and that your gross profit margin for the three months ended March 31, 2015 and 2014 were 36% and 32%. Please disclose in MD&A the events or transactions that account for the significant difference in your annual gross profit margins for the quarterly periods as compared your annual results.

Response

The disclosure has been revised in accordance with the Staff’s comment.

Notes to the Consolidated Financial Statements

Note 5 – Related Party Transactions, page 15

13. We note that a family member of an officer/shareholder owns a minority interest in a company in China, which as of 2014, was your sole supplier of ballasts. You state that purchase prices from the related party approximate what the “company would have to pay [to] an independent third party vendor”. However, on page 8 of this Form 8-K, you state that you believe the “prices charged by this supplier are on terms more favorable than terms generally available to terms that you might pay to an unaffiliated third party under the same or similar circumstances”. Please refer to ASC 850-10-50-5, and provide us with an

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Response

The disclosure on Page 8 was in error. The disclosure should have said “We believe that the prices charged by this supplier is on terms no more favorable than terms generally available to terms that we may pay to an unaffiliated third party under the same or similar circumstances. Such disclosure has been corrected in Schedule 14C, Amendment No. 1.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group APC

By:	/s/ Brad Bingham

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